 AnorMED Inc. - Financial Highlights
Second Quarter Report - 2006

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)	As at September 30	As at March 31
	2005	2005
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$ 46,757	$ 57,834
Short-term investments	2,488	7,440
Accounts receivable	300	513
Prepaid expenses	868	1,001
	50,413	66,788
Security deposit	100	100
Long-term investment (note 3)	281	292
Property and equipment, net	3,094	3,040

	$ 53,888	$ 70,220
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (note 6)	$ 4,903	$ 4,709

Shareholders' equity
Share capital (note 4)
Issued and outstanding:
Common shares - 31,870,692	153,905	153,786
(March 31, 2005 - 31,829,493)
Additional paid-in capital (note 4)	2,333	1,698
Accumulated deficit	(107,253)	(89,973)
	48,985	65,511

	$ 53,888	$ 70,220

See accompanying notes to the interim consolidated financial statements.

On behalf of the Board,

Willem Wassenaar	Colin Mallett
Director	Director

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11/14/2005

AnorMED Inc. - Financial Highlights
Second Quarter Report - 2006

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Canadian dollars, except per share amounts)	For the three months ended, September 30		For the six months ended, September 30
(unaudited)	2005	2004	2005	2004

Revenue
Licensing	$ -	$ 11	$ 25	$ 2,321

Expenses
Research and development	6,732	4,821	13,545	9,081
General and administrative	1,994	1,717	3,727	3,064
Amortization	212	225	420	450
	8,938	6,763	17,692	12,595
Other income (expense)
Interest and other income	389	321	803	668
Foreign exchange loss	(706)	-	(416)	-
Other expenses	-	(153)	-	(792)
	(317)	168	387	(124)

Net loss	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)

Loss per common share (note 2)	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

Diluted loss per common share	$ (0.29)	$ (0.21)	$ (0.54)	$ (0.33)

See accompanying notes to the interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of Canadian dollars, except share amounts) (unaudited)	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity

Balance at March 31, 2005	31,829,493	$ 153,786	$ (89,973)	$ 1,698	$ 65,511
Issued for cash	14,800	51	-	-	51
Issued on exercise of options	1,399	7	-	(3)	4
Stock-based compensation	-	-	-	333	333
Net loss	-	-	(8,025)	-	(8,025)

Balance at June 30, 2005	31,845,692	153,844	(97,998)	2,028	57,874
Issued for cash	1,000	3	-	-	3
Issued on exercise of options	24,000	58	-	-	58
Stock-based compensation	-	-	-	305	305
Net loss	-	-	(9,255)	-	(9,255)

Balance at September 30, 2005	31,870,692	$ 153,905	$ (107,253)	$ 2,333	$ 48,985

(In thousands of Canadian dollars, except share amounts) (unaudited)	Common Shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity

Balance at March 31, 2004	31,740,148	$ 153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3	-	-	3
Issued on exercise of options	15,800	66	-	(15)	51
Stock-based compensation	-	-	-	230	230
Net loss	-	-	(3,814)	-	(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48	-	-	48
Issued on exercise of options	45,498	144	-	(3)	141
Stock-based compensation	-	-	-	374	374
Net loss	-	-	(6,584)	-	(6,584)

Balance at September 30, 2004	31,812,756	$ 153,713	$ (98,202)	$ 987	$ 56,498

See accompanying notes to the interim consolidated financial statements.

- Confidential -

11/14/2005

AnorMED Inc. - Financial Highlights
Second Quarter Report - 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)	For the three months ended September 30		For the six months ended September 30
	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Net loss	$ (9,255)	$ (6,584)	$ (17,280)	$ (10,398)
Items not involving cash
Amortization	212	225	420	450
Loss on disposal of property and equipment	3	4	14	7
Licensing revenue received in shares	-	-	-	(1,281)
Unrealized foreign exchange loss on long-term investment	15	36	11	15
Loss on revaluation of long-term investment	-	117	-	777
Compensatory stock options (note 4)	305	374	638	604
Changes in non-cash operating working capital
Accounts receivable	42	51	213	15
Prepaid expenses	53	(40)	133	(23)
Accounts payable and accrued liabilities	553	43	194	(656)

	(8,072)	(5,774)	(15,657)	(10,490)
Investments:
Net sale (purchase) of short-term investments	13,082	(6,306)	4,952	(8,705)
Proceeds on disposal of property and equipment	-	-	16	-
Purchase of property and equipment	(268)	(375)	(504)	(497)
	12,814	(6,681)	4,464	(9,202)
Financing:
Issuance of shares, net of share issue costs	61	189	116	243

Increase (decrease) in cash and cash equivalents	4,803	(12,266)	(11,077)	(19,449)
Cash and cash equivalents, beginning of the period	41,954	33,425	57,834	40,608

Cash and cash equivalents, end of the period	$ 46,757	$ 21,159	$ 46,757	$ 21,159

See accompanying notes to the interim consolidated financial statements.

- Confidential -

11/14/2005